EXHIBIT 99.1

FirstService Reports Fourth Quarter and Full Year Results

Delivers Strong Consolidated Annual Earnings

Operating highlights:

	Three months ended		Year ended
	December 31		December 31
	2025	2024	2025	2024

Revenues (millions)	$1,383.4	$1,365.3	$5,497.5	$5,216.9
Adjusted EBITDA (millions) (note 1)	137.6	137.9	562.8	513.7
Adjusted EPS (note 2)	1.37	1.34	5.75	5.00

GAAP Operating Earnings	85.9	89.6	338.1	337.5
GAAP EPS	0.85	0.71	3.17	2.97

TORONTO, Feb. 04, 2026 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX: FSV; NASDAQ: FSV) today announced fourth quarter and full year results for the year ended December 31, 2025. All amounts are in US dollars.

Consolidated revenues for the fourth quarter were $1.38 billion, a 1% increase relative to the same quarter in the prior year. Adjusted EBITDA (note 1) was $137.6 million, in-line with the fourth quarter of 2024, and Adjusted EPS (note 2) was $1.37, a 2% increase over the prior year quarter. Operating Earnings for the quarter were $85.9 million, relative to $89.6 million in the prior year period. Diluted EPS was $0.85 per share in the quarter, compared to $0.71 for the same quarter a year ago.

For the year ended December 31, 2025, consolidated revenues were $5.50 billion, a 5% increase relative to the prior year, driven by the contribution of recent tuck-under acquisitions. Adjusted EBITDA was $562.8 million, up 10%, and Adjusted EPS was $5.75, a 15% increase versus the prior year. Operating Earnings were $338.1 million, versus $337.5 million in the prior year. Diluted earnings per share was $3.17, compared to $2.97 in the prior year.

“Our fourth quarter results were largely in-line with expectations provided on our prior quarterly call and we are pleased to have capped off a year of solid growth and strong earnings performance,” said Scott Patterson, Chief Executive Officer of FirstService. “I am proud of how our operating leaders and teams executed with discipline and resilience in challenging environments throughout 2025. Looking forward, as market conditions normalize, we are confident that our organic growth will return to levels approaching our long-term track record and future targets,” he concluded.

About FirstService Corporation
FirstService Corporation is a North American leader in the property services sector serving its customers through two industry leading platforms: FirstService Residential - North America’s largest manager of residential communities; and FirstService Brands - one of North America’s largest providers of essential property services delivered through individually branded company-owned operations and franchise systems.

FirstService generates approximately US$5.5 billion in annual revenues and has more than 30,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The Common Shares of FirstService trade on the NASDAQ under the symbol “FSV” and on the Toronto Stock Exchange under the symbol “FSV”, and are included in the S&P/TSX 60 Index. More information is available at www.ﬁrstservice.com.

Segmented Fourth Quarter Results
FirstService Residential generated revenues of $563.1 million for the fourth quarter, up 8% relative to the prior year quarter, including 5% organic growth (see definition on page 6). The top-line performance was driven by contract wins and was balanced across most markets. Adjusted EBITDA was $51.5 million, an increase of 12% compared to $46.0 million reported in the prior year period. Operating Earnings were $36.3 million, versus $34.4 million for the fourth quarter of last year. Operating margins for the division were relatively comparable on a year-over-year basis.

FirstService Brands recorded revenues of $820.3 million, down 3% versus the prior year period. On an organic basis, revenues decreased 7% primarily due to reduced weather events and large-loss claims versus the prior year quarter at our restoration brands, as well as tempered activity levels in our roofing operations. Adjusted EBITDA for the quarter was $88.5 million, compared to $100.7 million in the prior year quarter. Operating Earnings were $59.2 million, versus $69.9 million in the prior year quarter. The decrease in division operating margins resulted from the negative operating leverage associated with the top-line organic declines in our restoration and roofing platforms.

Corporate costs, as presented in Adjusted EBITDA, were $2.4 million in the fourth quarter, relative to $8.9 million in the prior year period. Corporate costs for the quarter were $9.6 million, relative to $14.7 million in the prior year period. The lower corporate costs were primarily due to non-cash foreign exchange adjustments.

Segmented Full Year Results
FirstService Residential reported revenues of $2.29 billion, up 7% relative to 2024, including 4% organic growth. Adjusted EBITDA was $225.0 million, up 13% versus the prior year. Operating Earnings were $170.4 million, compared to $159.2 million in the prior year. The Adjusted EBITDA margin increase was driven by cost efficiencies in our property management operations, with the Operating Earnings margin remaining in-line due to increased depreciation and amortization compared to the prior year.

FirstService Brands revenues were $3.21 billion, a 4% increase versus the prior year. Revenues declined 3% on an organic basis, driven by decreased activity levels at our restoration and roofing operations, and partially offset by strong organic growth at Century Fire Protection. Adjusted EBITDA for the year was $353.6 million, up 4% relative to the prior year. Operating Earnings were $214.0 million, versus $230.1 million a year ago. The division Adjusted EBITDA margin was in-line with the prior year period, while the year-over-year Operating Earnings margin comparison was down due to the positive impact from acquisition-related contingent earn-out adjustments in the prior year period.

Corporate costs, as presented in Adjusted EBITDA, were $15.8 million for the full year, relative to $25.1 million in the prior year. Corporate costs were $46.3 million, relative to $51.8 million in 2024. The lower corporate costs were primarily due to non-cash foreign exchange adjustments.

Conference Call & Presentation
FirstService will be holding a conference call on Wednesday, February 4, 2026 at 11:00 a.m. Eastern Time to discuss the results for the fourth quarter and full year. This call is being webcast live at the Company’s website at www.firstservice.com. Participants may register for the call here https://register-conf.media-server.com/register/BI8ca41330dc1e42ddb03f81b1f7b5bca1 to receive the dial-in number and their unique PIN. To join the webcast in listen only mode, use this link: https://edge.media-server.com/mmc/p/87nnofzc. It is recommended that you join 10 minutes prior to the event start (although you may register and dial in at any time during the call).

Forward-looking Statements
This press release includes or may include forward-looking statements. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for FirstService’s services and the cost of providing services; (ii) the ability of FirstService to implement its business strategy, including FirstService’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in FirstService’s annual information form for the year ended December 31, 2024 under the heading “Risk factors” (a copy of which may be obtained at www.sedarplus.ca) and Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (a copy of which may be obtained at www.sec.gov), and subsequent filings (which factors are adopted herein). Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events, results or circumstances or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR+ at www.sedarplus.ca.

Notes
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. The Company uses Adjusted EBITDA to evaluate its own operating performance and its ability to service debt, as well as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of its service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to Adjusted EBITDA appears below.

	Three months ended		Twelve months ended
(in thousands of US$)	December 31		December 31
	2025	2024	2025	2024

Net earnings	$50,349	$50,179	$190,747	$187,774
Income tax	18,388	19,153	75,765	70,124
Other expense (income), net	84	(863)	(2,136)	(3,239)
Interest expense, net	17,093	21,146	73,702	82,853
Operating earnings	85,914	89,615	338,078	337,512
Depreciation and amortization	48,766	47,828	185,209	165,269
Acquisition-related items	(3,674)	(5,272)	12,121	(14,402)
Stock-based compensation expense	6,615	5,685	27,387	25,311
Adjusted EBITDA	$137,621	$137,856	$562,795	$513,690

A reconciliation of segment operating earnings to segment Adjusted EBITDA appears below.

(in thousands of US$)

Three months ended December 31, 2025	FirstService	FirstService
	Residential	Brands	Corporate(1)

Operating earnings (loss)	$36,269	$59,243	$(9,598)
Depreciation and amortization	12,191	36,553	22
Acquisition-related items	3,052	(7,297)	571
Stock-based compensation expense	-	-	6,615
Adjusted EBITDA	$51,512	$88,499	$(2,390)

Three months ended December 31, 2024	FirstService	FirstService
	Residential	Brands	Corporate(1)

Operating earnings (loss)	$34,382	$69,909	$(14,676)
Depreciation and amortization	10,439	37,366	23
Acquisition-related items	1,191	(6,578)	115
Stock-based compensation expense	-	-	5,685
Adjusted EBITDA	$46,012	$100,697	$(8,853)

Year ended December 31, 2025	FirstService	FirstService
	Residential	Brands	Corporate(1)

Operating earnings (loss)	$170,421	$213,971	$(46,314)
Depreciation and amortization	46,780	138,339	90
Acquisition-related items	7,800	1,258	3,063
Stock-based compensation expense	-	-	27,387
Adjusted EBITDA	$225,001	$353,568	$(15,774)

Year ended December 31, 2024	FirstService	FirstService
	Residential	Brands	Corporate(1)

Operating earnings (loss)	$159,206	$230,080	$(51,774)
Depreciation and amortization	37,506	127,672	91
Acquisition-related items	2,576	(18,263)	1,285
Stock-based compensation expense	-	-	25,311
Adjusted EBITDA	$199,288	$339,489	$(25,087)

Segment Adjusted EBITDA margin is defined as segment Adjusted EBITDA divided by segment revenues.

Organic growth is defined as revenue growth adjusted to exclude the revenue attributable to acquired businesses for a period of twelve months following their acquisition.

(1) Corporate is not an operating segment, but rather represent corporate overhead expenses not directly attributable to reportable segments and are therefore unallocated within segment operating earnings (loss) and Segment Adjusted EBITDA.

2. Reconciliation of net earnings and net earnings (loss) per common share to adjusted net earnings and adjusted net earnings per share:

Adjusted EPS is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization of intangible assets recognized in connection with acquisitions; and (iv) stock-based compensation expense. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per common share, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of diluted net earnings per common share to Adjusted EPS appears below.

	Three months ended		Twelve months ended
(in thousands of US$)	December 31		December 31
	2025	2024	2025	2024

Net earnings	$50,349	$50,179	$190,747	$187,774
Non-controlling interest share of earnings	(4,444)	(3,639)	(15,874)	(15,624)
Acquisition-related items	(3,674)	(5,272)	12,121	(14,402)
Amortization of intangible assets	20,187	22,331	77,238	72,396
Stock-based compensation expense	6,615	5,685	27,387	25,311
Income tax on adjustments	(6,282)	(8,125)	(26,938)	(28,335)
Non-controlling interest on adjustments	(185)	(206)	(1,371)	(693)
Adjusted net earnings	$62,566	$60,953	$263,310	$226,427

	Three months ended		Twelve months ended
(in US$)	December 31		December 31
	2025	2024	2025	2024

Diluted net earnings per share	$0.85	$0.71	$3.17	$2.97
Non-controlling interest redemption increment	0.15	0.31	0.65	0.83
Acquisition-related items	(0.07)	(0.11)	0.22	(0.31)
Amortization of intangible assets, net of tax	0.31	0.34	1.16	1.11
Stock-based compensation expense, net of tax	0.13	0.09	0.55	0.40
Adjusted earnings per share	$1.37	$1.34	$5.75	$5.00

FIRSTSERVICE CORPORATION
Operating Results
(in thousands of US$, except per share amounts)
	Three months		Twelve months
	ended December 31		ended December 31
(unaudited)	2025	2024	2025	2024

Revenues	$1,383,376	$1,365,349	$5,497,500	$5,216,894

Cost of revenues	914,092	911,361	3,651,314	3,498,974
Selling, general and administrative expenses	338,278	321,817	1,310,778	1,229,541
Depreciation	28,579	25,497	107,971	92,873
Amortization of intangible assets	20,187	22,331	77,238	72,396
Acquisition-related items (1)	(3,674)	(5,272)	12,121	(14,402)
Operating earnings	85,914	89,615	338,078	337,512
Interest expense, net	17,093	21,146	73,702	82,853
Other expense (income), net (2)	84	(863)	(2,136)	(3,239)
Earnings before income tax	68,737	69,332	266,512	257,898
Income tax	18,388	19,153	75,765	70,124
Net earnings	50,349	50,179	190,747	187,774
Non-controlling interest share of earnings	4,444	3,639	15,874	15,624
Non-controlling interest redemption increment	6,927	14,064	29,826	37,775
Net earnings attributable to Company	$38,978	$32,476	$145,047	$134,375

Net earnings per common share

Basic	$0.85	$0.72	$3.19	$2.98
Diluted	0.85	0.71	3.17	2.97

Adjusted earnings per share (3)	$1.37	$1.34	$5.75	$5.00

Weighted average common shares (thousands)
Basic	45,717	45,194	45,527	45,019
Diluted	45,830	45,583	45,754	45,280

(1)   Acquisition-related items include transaction costs, and contingent acquisition consideration fair value adjustments.
(2)   Other expense (income), net consists primarily of gains and losses on disposals of fixed assets. Amounts are recognized in the period in which they arise.
(3)   See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US$)

(unaudited)	December 31, 2025	December 31, 2024

Assets
Cash and cash equivalents	$154,425	$227,598
Restricted cash	25,665	16,088
Accounts receivable	922,106	947,517
Other current assets	401,584	368,150
Current assets	1,503,780	1,559,353
Other non-current assets	34,453	30,121
Fixed assets	289,718	253,994
Operating lease right-of-use assets	269,573	240,518
Goodwill and intangible assets	2,186,189	2,110,866
Total assets	$4,283,713	$4,194,852

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$547,065	$541,509
Other current liabilities	262,323	214,575
Operating lease liabilities - current	59,113	53,115
Long-term debt - current	13,649	41,567
Current liabilities	882,150	850,766
Long-term debt - non-current	1,069,027	1,257,143
Operating lease liabilities - non-current	242,593	214,423
Other liabilities	124,762	150,542
Deferred income tax	102,991	84,895
Redeemable non-controlling interests	486,191	449,337
Shareholders' equity	1,375,999	1,187,746
Total liabilities and equity	$4,283,713	$4,194,852

Supplemental balance sheet information
Total debt	$1,082,676	$1,298,710
Total debt, net of cash	928,251	1,071,112

Condensed Consolidated Statements of Cash Flows
(in thousands of US$)
	Three months ended		Twelve months ended
	December 31		December 31
(unaudited)	2025	2024	2025	2024

Cash provided by (used in)

Operating activities
Net earnings	$50,349	$50,179	$190,747	$187,774
Items not affecting cash:
Depreciation and amortization	48,766	47,828	185,209	165,269
Deferred income tax	4,885	(7,172)	2,465	(13,986)
Other	(4,545)	(1,424)	25,325	5,805
	99,455	89,411	403,746	344,862

Changes in non-cash working capital
Accounts receivable	39,766	(22,323)	59,594	(42,306)
Payables and accruals	(5,676)	15,249	(32,151)	22,602
Other	(5,916)	4,382	26,886	(20,129)

Contingent acquisition consideration paid	(12,134)	-	(12,134)	(19,355)
Net cash provided by operating activities	115,495	86,719	445,941	285,674

Investing activities
Acquisition of businesses, net of cash acquired	(10,777)	(53,581)	(107,162)	(212,246)
Purchases of fixed assets	(31,104)	(31,916)	(127,705)	(112,798)
Other investing activities	(287)	(1,373)	(10,329)	1,342
Net cash used in investing activities	(42,168)	(86,870)	(245,196)	(323,702)

Financing activities
Increase (decrease) in long-term debt, net	(122,961)	3,613	(214,729)	103,577
Purchases of non-controlling interests, net	102	1,051	(33,841)	(24,354)
Dividends paid to common shareholders	(12,571)	(11,277)	(48,886)	(43,828)
Distributions paid to non-controlling interests	(3,703)	(1,555)	(17,133)	(9,292)
Other financing activities	1,484	15,728	51,259	48,305
Net cash provided by (used in) financing activities	(137,649)	7,560	(263,330)	74,408

Effect of exchange rate changes on cash	(1,099)	229	(1,011)	429

Increase (decrease) in cash, cash equivalents and restricted cash	(65,421)	7,638	(63,596)	36,809

Cash, cash equivalents and restricted cash, start of period	245,511	236,048	243,686	206,877

Cash, cash equivalents and restricted cash, end of period	$180,090	$243,686	$180,090	$243,686

Segmented Results
(in thousands of US$)

	FirstService	FirstService
(unaudited)	Residential	Brands	Corporate(2)	Consolidated

Three months ended December 31

2025
Revenues	$563,061	$820,315	$-	$1,383,376
Adjusted EBITDA (1)	51,512	88,499	(2,390)	137,621
Operating earnings	36,269	59,243	(9,598)	85,914

2024
Revenues	$521,256	$844,093	$-	$1,365,349
Adjusted EBITDA	46,012	100,697	(8,853)	137,856
Operating earnings	34,382	69,909	(14,676)	89,615

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Year ended December 31

2025
Revenues	$2,286,597	$3,210,903	$-	$5,497,500
Adjusted EBITDA	225,001	353,568	(15,774)	562,795
Operating earnings	170,421	213,971	(46,314)	338,078

2024
Revenues	$2,134,469	$3,082,425	$-	$5,216,894
Adjusted EBITDA	199,288	339,489	(25,087)	513,690
Operating earnings	159,206	230,080	(51,774)	337,512

(1) See definition and reconciliation on pages 5 and 6.
(2) See definition on page 6.

COMPANY CONTACTS:

D. Scott Patterson
Chief Executive Officer

Jeremy Rakusin
Chief Financial Officer

(416) 960-9566